

DIVISION OF
CORPORATION FINANCE

May 25, 2011

Via Mail and Facsimile 011-41-22-929-29-88

Mr. Carlo Bozotti
Chief Executive Officer
STMicroelectronics N.V.
39, Chemin du Champ des Filles
1228 Plan-Les-Ouates
Geneva, Switzerland

      Re: **STMicroelectronics N.V.**
                  Form 20-F for the Year Ended December 31, 2010
                  Filed March 7, 2011
                  File No. 001-13546

Dear Mr. Bozotti:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects, page 40

-Critical Accounting Policies Using Significant Estimates, page 41

-Impairment of Goodwill, page 42

1.   In order to provide investors with greater insight into the probability of a future material impairment charge, please revise your disclosures in future filings to disclose the following for any of your reporting units with material amounts of goodwill that are at risk of failing step one:

   •   Disclose the percentage by which the fair value exceeded carrying value as of the date of the most recent test; and

   •   Describe the methods and key assumptions used and how the key assumptions were determined.

2.   Please tell us how you define 'comfortably' when you disclose that the fair values *comfortably* exceeded your carrying values for each reporting unit. We note from page 14 that you are testing the Wireless business on a quarterly basis. Please tell us the fair value and carrying value of this business based on your impairment testing in the fourth quarter. Please tell us why you only disclose one impairment test in 2010 in your disclosure on page F-28.

3.   We note on page 74 that you present "free cash flow excluding the effects of business combinations in both periods." Please revise your future filings to label these as non-GAAP measures and to provide all the disclosures outlined in Item 10(e)(1)(i) of Regulation S-K, or tell us why you are not required to include this disclosure.

Item 15. Controls and Procedures, page 131

4.   We note your disclosure regarding your officers' conclusions about the effectiveness of the Company's disclosure controls and procedures. While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do so in future filings, all of the language that appears following the word "effective" in your conclusion must be consistent with and not modify the language that appears in the definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange Act. Alternatively, you may remove that definition in future filings.

5.   We further note here and on page 132 your disclosure that you rely upon ST-Ericsson's
        CEO and CFO certification of internal control at ST-Ericsson and its affiliates that are an
        integral part of your consolidated financial statements but act as independent companies
        under the 50-50% governance structure of its two parents. Please explain why you
        include this statement and whether you are qualifying your evaluation of your
        effectiveness of your disclosure controls and procedures and internal controls over
        financial reporting as of December 31, 2010. Please tell us whether the evaluation of the
        effectiveness of your disclosure controls and procedures and internal controls over
        financial reporting as of December 31, 2010 included ST-Ericsson.

Consolidated Financial Statements, page F-1

2.4 – Cash and cash equivalents, page F-8

6.   In presenting your cash equivalents, please tell us how you considered the definition of
        cash equivalents in ASC 230-10-20 whereby cash equivalents are short-term, highly
        liquid investments that are both readily convertible to known amounts of cash and so near
        their maturity that they present insignificant risk of changes in value because of changes
        in interest rates.

2.7 Inventories, page F-9

7.   Please tell us how you considered ASC 330-10-35 whereby a company should state
        inventories at the lower of cost or market.

2.8 – Current and deferred income tax, page F-9

8.   Please tell us the cumulative amount of earnings related to investments in foreign
        subsidiaries and foreign corporate joint ventures that are essentially permanent in
        duration. Tell us why you believe that the distribution of these earnings would not have a
        material tax impact. Discuss your consideration of the disclosure requirements of ASC
        740-30-50-2.

2.14 – Provisions, page F-13

9.   We note that your policy appears to be more consistent with IAS 37.14. Since the
        financial statements are presented in accordance with U.S. GAAP, please tell us how
        your policy considered ASC 450-20-25 which requires a company to accrue for an
        estimated loss from a loss contingency when information available before the financial
        statements are issued or are available to be issued indicates that it is probable that an asset
        had been impaired or a liability had been incurred at the date of the financial statements
        and the amount of loss *can be reasonably* estimated. Please explain why you use the
        term 'has been' and how you define 'reliably.'

10.   Please explain why you disclose that provisions are not recognized for future operating losses. For example, please tell us how you considered ASC 330-10-35-17 and 35-18.

Note 12. Equity Investments, page F-30

11.   We note your disclosures here and throughout the filing related to the gain of $265 million you recorded for your disposal of your investment in Numonyx Holdings B.V. during fiscal 2010. We note that you exchanged your 48.6% interest for 66.88 million common shares of Micron Technology, Inc. and full ownership of the Numonyx M6 going concern and facility in Catania, Italy, which you contributed to 3Sun S.r.l. Please explain to us in more detail how you accounted for these non-cash transactions including your indirect contribution to your joint venture.   Within your discussion, please explain to us how you determined the value of your non-cash contribution made to 3Sun S.r.l. Cite the accounting literature relied upon and how you applied it to your situation.

12.   We note your disclosures here, on page F-26 and throughout the filing that you have an ownership interest in ST-Ericsson Holding AG (JVS) and in ST-Ericsson AT SA (JVD). We further note that you consolidate JVS into your financial statements and that you account for your ownership interest in JVD under the equity method of accounting. We finally note that JVS was merged into JVD during fiscal 2010. Please explain to us how the merger of JVS into JVD impacted your accounting for your investment in JDS and JVD.

Note 16. Post-Retirement and Other Long-Term Employee Benefits, page F-36

13.   Please tell us why you do not use December 31 as the measurement date for all of your plans. Discuss how you considered ASC 715-30-35-62.

Note 26. Claims and Legal Proceedings, page 54

14.   Please tell us why you believe the disclosure required by ASC 450-20-50-4(b) is not material.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Kate Tillan, Assistant Chief Accountant at (202) 551-3604 if you have any questions. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

Martin James
Senior Assistant Chief Accountant